WHITE KNIGHT RESOURCES LTD.

EARLY WARNING REPORT
FILED PURSUANT TO NATIONAL INSTRUMENT 62-103

(a)	The name and address of the offeror.

Robert R. McEwen c/o 3rd Floor
99 George Street
Toronto, Ontario M5A 2N4

(b)

The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this report, and whether it was ownership or control that was acquired in the circumstances.

On July 22, 2005, Mr. McEwen purchased 1,600,000 common shares of White Knight Resources Ltd. (“White Knight”) representing a further 2.9% ownership in White Knight.

(c)

The designation and number or principal amount of securities and the securityholding percentage of the offeror in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file this report.

Mr. McEwen now holds 9,552,405 common shares of White Knight (or 17.1% of White Knight’s outstanding common shares on a partially diluted basis).

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) above over which

(i) the offeror, either alone or together with joint actors, has ownership and control,

See paragraph (c) above.

(ii) the offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable.

(iii) the offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

(e)	The name of the market in which the transaction or occurrence that gave rise to this report took place.

Not applicable.

(f)

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or over, additional securities of the reporting issuer.

See (j) below.

(g)

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

(h)	The names of the persons or companies acting jointly or in concert with the offeror in connection with the disclosure required by this report.

Not applicable.

(i)

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issue from treasury, the nature and value of the consideration paid by the offeror.

Not applicable.

(j)	If applicable, a description of any change in any material fact set out in a previous report under the early warning requirements in respect of the securities of the reporting issuer.

U. S. Gold Corporation (“U.S. Gold”) announced on March 5, 2006 that it has proposed to acquire each of White Knight Resources Ltd., Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited. Mr. McEwen is the Chairman and Chief Executive Officer of U.S. Gold. Mr. McEwen will support theU. S. Gold proposal to acquire each of these companies. This is a change to the report dated July 26, 2005.

DATED this 6th day of March, 2006.

(signed) "Robert R. McEwen"
Robert R. McEwen